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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (RULE 13d-101)

                           --------------------------

                            LNR PROPERTY CORPORATION
                                (Name of Issuer)

                           --------------------------

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (Title of Class of Securities)

                           --------------------------

                                    501940100
                                 (Cusip Number)

                           --------------------------

                            DAVID W. BERNSTEIN, ESQ.
                             CLIFFORD CHANCE US LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                           --------------------------

                                DECEMBER 17, 2003
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                                Page 1 of 4 Pages
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CUSIP No. 50194100                     13D                     Page 2 of 4 Pages
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1.           NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                       STUART A. MILLER
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2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
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3.           SEC USE ONLY

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4.           SOURCES OF FUNDS

                       NOT APPLICABLE
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5.           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                          [ ]
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6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             US
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  NUMBER OF      7.    SOLE VOTING POWER
    UNITS
                       10,321,576
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BENEFICIALLY     8.    SHARED VOTING POWER
  OWNED BY

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    EACH         9.    SOLE DISPOSITIVE POWER
  REPORTING
                       10,321,576
--------------------------------------------------------------------------------
 PERSON WITH    10.    SHARED DISPOSITIVE POWER

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11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,321,576
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12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES
                                                                          [ ]
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13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             34.7%
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14.          TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is amended by adding at the end of the text responding to paragraphs (a) and (b) the following:

      On December 17, 2003, Mr. Miller transferred 43,332 shares of common stock, as a charitable contribution, to the Stuart A. Miller Family Foundation, Inc. As a result of this transaction, on December 17, 2003, Mr. Miller owned 499,833 shares of common stock (including 300,000 restricted shares and 83 shares he holds through the Company's savings plan) and 100,000 shares of Class B Common Stock, and held options to purchase 159,855 shares of common stock, of which options to purchase 83,913 shares were exercisable or would become exercisable within 60 days.

      This transaction reduced the total number of shares of common stock of which Mr. Miller is the beneficial owner to 10,321,576 shares. Giving effect to the conversion into common stock of all the 9,737,830 shares of Class B Common Stock held by Mr. Miller or of which he has the sole power to direct the vote and the disposition and the exercise of all the options held by Mr. Miller which were exercisable on December 15, 2003, or would become exercisable within 60 days after that, and based on the Company's report on Form 10-Q for the period ended August 31, 2003, the shares of common stock of which Mr. Miller is the beneficial owner constitute 34.7% of the outstanding shares of common stock.


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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2002



/s/ Stuart A. Miller
-------------------------
Stuart A. Miller





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